UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 23, 2023

Commission File Number: 001-38974

BIOPHYTIS S.A.

(Translation of registrant’s name into English)

Stanislas Veillet
Biophytis S.A.

Sorbonne University—BC 9, Bâtiment A 4ème étage

4 place Jussieu

75005 Paris, France

+33 1 44 27 23 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 23, 2023, Biophytis S.A. issued a press release announcing the launch of a rights issue with maintenance of shareholders’ preferential subscription rights to continue the execution of its strategic roadmap. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated October 23, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHYTIS S.A.

Date: October 23, 2023	By:	/s/ Stanislas Veillet
Name: Stanislas Veillet
Title: Chairman and Chief Executive Officer